Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109802

Subject to Completion

Preliminary Pricing Supplement dated September 28, 2004

PRICING SUPPLEMENT (To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number:

$

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Principal Protected Notes Linked to the S&P 500® Index

due October     , 2011

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•     100% principal protection at maturity.

•     There will be no payments before maturity and we cannot redeem the Notes before maturity.

•     Senior unsecured debt securities of Merrill Lynch &
Co., Inc. part of a series entitled “Medium-Term Notes, Series C”.

•     The Notes are designed for investors who are seeking exposure to the S&P 500 Index and who are willing to forego interest payments on the Notes in exchange for the ability to participate in increases in the level of the S&P 500 Index over the term of the Notes.

•     The Notes will not be listed on any securities exchange.

•     Expected closing date: October     , 2004.

•     CUSIP No.:

Payment at maturity:

•     At maturity for each unit of Notes you own, we will pay you an amount equal to the sum of the principal amount of each unit and an additional amount based on the percentage increase, if any, in the level of the S&P 500 Index, reduced by an annual adjustment factor expected to be between 1.35% and 1.45%, as described in this pricing supplement.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

Merrill Lynch & Co.

The date of this pricing supplement is October     , 2004.

“Protected Growth” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Principal Protected Notes Linked to the S&P 500® Index due October     , 2011 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the S&P 500 Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October     , 2011. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until maturity.

Each unit will represent a single Note with a principal amount of $1,000. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities— Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement. The level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of August 31, 2004, 423 companies or 84.9% of the market capitalization of the Index traded on the New York Stock Exchange; 75 companies or 14.9% of the market capitalization of the Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the Index traded on the American Stock Exchange. As of August 31, 2004, the aggregate market value of the 500 companies included in the Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market.

Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index or the value of any dividends paid on those stocks.

How has the Index performed historically?

We have included a graph showing the year-end closing level of the Index for each year from 1947 through 2003 and a graph and table showing the month-end closing level of the Index from January 1999 through August 2004 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the stated maturity date of the Notes?

We have designed the Notes for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the level of the Index over the term of the Notes as reduced by the Adjustment Factor. On the stated maturity date, you will receive a cash payment on the Notes equal to the sum of two amounts: the “principal amount” and the “Supplemental Redemption Amount”, if any.

Principal Amount

The “principal amount” per unit is $1,000.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$1,000 x	(	Adjusted Ending Value – Starting Value Starting Value	)

but will not be less than zero.

The “Starting Value” will equal the closing level of the Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.

The “Adjusted Ending Value” means the average, arithmetic mean, of the levels of the Index at the close of the market on five business days shortly before the maturity of the Notes as reduced on each day by the application of the Adjustment Factor. As described below, the Adjustment Factor is applied each day over the entire term of the Notes to reduce the closing levels of the Index used to calculate the Adjusted Ending Value. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the stated maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or option contracts relating to the Index.

The “Adjustment Factor” is a fixed percentage expected to be between 1.35% and 1.45% per year and will be pro-rated based on a 365-day year and applied over the entire term of the Notes on each calendar day to reduce the closing levels of the Index used to calculate the Supplemental Redemption Amount during the five business days shortly before the maturity of the Notes. As a result of the cumulative effect of this reduction, the levels of the Index used to calculate the Supplemental Redemption Amount during that period will be approximately 9.02% to 9.66% less than the actual closing level of the Index on each day during that period. The actual Adjustment Factor will be determined on the Pricing Date and will be disclosed in the final pricing supplement delivered in connection with sales of the Notes. For a detailed discussion of how the Adjustment Factor will affect the level of the Index used to calculate the Supplemental Redemption Amount, see the section entitled “Description of the Notes—Payment at Maturity” in this pricing supplement.

For more specific information about the Supplemental Redemption Amount, please see the section entitled “Description of the Notes ” in this pricing supplement.

We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your Notes regardless of whether any Supplemental Redemption Amount is payable.

Examples

Here are two examples of Supplemental Redemption Amount calculations assuming an investment term of seven years and an Adjustment Factor of 1.40%, the midpoint of the expected range of 1.35% to 1.45%:

Example 1—At the stated maturity, the Index, as adjusted, is below the hypothetical Starting Value:

Hypothetical Starting Value: 1,110.11

Hypothetical average closing level of the Index for the five business days shortly before the maturity of the Notes: 1,165.62

Hypothetical Adjusted Ending Value: 1,056.76

Supplemental Redemption Amount (per unit) = $1,000 ×	(1,056.76–1,110.11 1,110.11)	= $0	(Supplemental Redemption Amount cannot be less than zero)

Total payment at maturity (per unit) = $1,000 + $0 = $1,000

Example 2—At the stated maturity, the Index, as adjusted, is above the hypothetical Starting Value:

Hypothetical Starting Value: 1,110.11

Hypothetical average closing value of the Index for the five business days shortly before the maturity of the Notes: 1,998.20

Hypothetical Adjusted Ending Value: 1,811.59

Supplemental Redemption Amount (per unit) = $1,000 ×	(1,811.59–1,110.11)	= $631.90
1,110.11

Total payment at maturity (per unit) = $1,000 + $631.90 = $1,631.90

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Index over the term of the Notes.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal     % per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note for $1,000 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $     in 2004, $     in 2005, $     in 2006, $     in 2007,

$     in 2008, $     in 2009, $     in 2010 and $     in 2011. However, in 2011, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $    , depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $    , you may have a loss which you could deduct against other income you may have in 2011, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, ML&Co., through its subsidiaries, intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, neither ML&Co. nor its subsidiaries will be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission, which you can find by referring to the section “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If the Adjusted Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the level of the Index, as reduced by the Adjustment Factor over the term of the Notes, was higher than the Starting Value at some time during the term of the Notes but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the level of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although ML&Co., through its subsidiaries, has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the amount by which the Index, as reduced by the Adjustment Factor over the term of the Notes, exceeds the Starting Value. If you choose to sell your Notes when the level of the Index, as reduced by the Adjustment Factor over the term of the Notes, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your Notes when the level of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $1,000 principal amount per unit of Notes.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    Because we will pay, at a minimum, the principal amount per unit of Notes at maturity, we expect that changes in U.S. interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the Notes will increase. Rising U.S. interest rates may lower the level of the Index and, thus, the Notes. Falling U.S. interest rates may increase the level of the Index and, thus, may increase the value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases we expect that the trading value of the Notes will increase and, conversely, if the volatility of the Index decreases, we expect the value of the Notes will decrease.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given increase in the value of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount, if any, payable to you at maturity. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on October     , 2011. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

While at maturity a beneficial owner of a Note will receive the sum of the principal amount of the Note plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $1,000 per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at maturity

At maturity, a beneficial owner of a Note will be entitled to receive the principal amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Adjusted Ending Value does not exceed the Starting Value, a beneficial owner will be entitled to receive only the principal amount of the Note.

The “Supplemental Redemption Amount” for a Note will be determined by the calculation agent and will equal:

principal amount of each Note ($1,000 per unit) ×	(	Adjusted Ending Value – Starting Value Starting Value	)

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.

The “Adjusted Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing levels of the Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average, arithmetic mean, of the closing levels of the Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing level of the Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day. As described below, the Adjustment Factor is applied each day over the entire term of the Notes to reduce the closing levels of the Index used to calculate the Adjusted Ending Value.

The “Adjustment Factor” is a fixed percentage expected to be between 1.35% and 1.45% per year and will be applied over the entire term of the Notes. For each calendar day during the term of the Notes, we will apply this percentage on a pro-rated basis based on a 365-day year to reduce the levels of the Index used to calculate the Supplemental Redemption Amount on each Calculation Day during the Calculation Period. As a result of the cumulative effect of this reduction, the levels of the Index used to calculate your Supplemental Redemption Amount during the Calculation Period will be approximately 9.02% to 9.66% less than the actual level of the Index on each day during the Calculation Period. The actual Adjustment Factor will be determined on the Pricing Date and will be disclosed in the final pricing supplement delivered in connection with sales of the Notes.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical returns

The following table illustrates, for the hypothetical Starting Value and a range of hypothetical average closing levels of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical average closing level;

•	the Adjusted Ending Values used to calculate the Supplemental Redemption Amount;

•	the total amount payable at maturity for each unit of Notes;

•	the total rate of return to beneficial owners of the Notes;

•	the pretax annualized rate of return to beneficial owners of Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.71% per annum, as more fully described below.

For purposes of this table, we have applied an Adjustment Factor of 1.40%, the midpoint of the expected range of 1.35% to 1.45%.

Hypothetical average closing level during the Calculation Period	Percentage change from the hypothetical Starting Value to the average closing level	Adjusted Ending Value (1)	Total amount payable at maturity per unit of the Notes	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (2)	Pretax annualized rate of return on stocks included in the Index (2)(3)
666.07	–40%	603.86	1,000.00	0.00%	0.00%	–8.04%
777.08	–30%	704.51	1,000.00	0.00%	0.00%	–5.24%
888.09	–20%	805.15	1,000.00	0.00%	0.00%	–2.73%
999.10	–10%	905.80	1,000.00	0.00%	0.00%	–0.44%
1,110.11(4)	0%	1,006.44	1,000.00	0.00%	0.00%	1.67%
1,221.12	10%	1,107.08	1,000.00	0.00%	0.00%	3.63%
1,332.13	20%	1,207.73	1,087.93	8.79%	1.21%	5.47%
1,443.14	30%	1,308.37	1,178.60	17.86%	2.36%	7.19%
1,554.15	40%	1,409.02	1,269.26	26.93%	3.43%	8.82%
1,665.17	50%	1,509.66	1,359.92	35.99%	4.44%	10.37%
1,776.18	60%	1,610.30	1,450.58	45.06%	5.38%	11.84%
1,887.19	70%	1,710.95	1,541.24	54.12%	6.27%	13.25%
1,998.20	80%	1,811.59	1,631.90	63.19%	7.12%	14.59%
2,109.21	90%	1,912.24	1,722.56	72.26%	7.92%	15.89%
2,220.22	100%	2,012.88	1,813.22	81.32%	8.68%	17.13%
2,331.23	110%	2,113.52	1,903.89	90.39%	9.41%	18.33%
2,442.24	120%	2,214.17	1,994.55	99.45%	10.11%	19.49%

(1)	The Adjusted Ending Values specified in this column are approximately 9.34% less than the hypothetical average closing levels of the Index as a result of the application of the Adjustment Factor of 1.40% per annum over the term of the Notes.
(2)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical average closing level;

(b)	a constant dividend yield of 1.71% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this level increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical average closing level;
(c)	no transaction fees or expenses; and
(d)	an investment term from September 24, 2004 to September 24, 2011.
(4)	This is the hypothetical Starting Value. The actual Starting Value will be determined on Pricing Date and will be disclosed in the final pricing supplement delivered in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Starting Value, Adjusted Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

For the purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange; and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment at maturity you may receive. See the section entitled “—Payment at Maturity” in this pricing supplement.

Discontinuance of the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index and calculate the Adjusted Ending Value as described above under “—Payment at maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Standard & Poor’s discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Standard & Poor’s discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Adjusted Ending Value; and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes, provided, however, the Adjustment Factor will be applied to the levels used to calculate the Supplemental Redemption Amount as if the Notes had not been accelerated and had remained outstanding to the stated maturity date. See the section entitled “—Payment at maturity” in this pricing supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of     % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

Standard & Poor’s publishes the Index. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 31, 2004, 423 companies or 84.9% of the market capitalization of the Index traded on the NYSE; 75 companies or 14.9% of the market capitalization of the Index traded on the Nasdaq; and 2 companies or 0.2% of the market capitalization of the Index traded on the AMEX. As of August 31, 2004, the aggregate market value of the 500 companies included in the Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (10.9%); Consumer Staples (11.1%); Energy (6.9%); Financials (21.1.%); Health Care (13.5%); Industrials (11.5%); Information Technology (15.4%); Materials (3.0%); Telecommunication Services (3.7%); and Utilities (2.9%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

Computation of the Index

Standard & Poor’s currently computes the Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “Base Value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to you upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the Index; and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new Base Value in accordance with the following formula:

Old Base Value ×	(		)	= New Base Value
New Market Value
Old Market Value

The result is that the Base Value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

Historical Data on the Index

The following graph sets forth the closing levels of the Index on the last business day of each year from 1947 through 2003, as published by Standard & Poor’s. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount, if any, which may be payable to you at maturity.

The following table sets forth the level of the Index at the end of each month, in the period from January 1999 through August 2004. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

Month-End Closing Levels of the Index

	1999	2000	2001	2002	2003	2004
January	1,279.64	1,394.46	1,366.01	1,130.20	855.70	1,131.13
February	1,238.33	1,366.42	1,239.94	1,106.73	841.15	1,144.94
March	1,286.37	1,498.58	1,160.33	1,147.39	848.18	1,126.21
April	1,335.18	1,452.43	1,249.46	1,076.92	916.92	1,107.30
May	1,301.84	1,420.60	1,255.82	1,067.14	963.59	1,120.68
June	1,372.71	1,454.60	1,224.42	989.82	974.50	1,140.84
July	1,328.72	1,430.83	1,211.23	911.62	990.31	1,101.72
August	1,320.41	1,517.68	1,133.58	916.07	1,008.01	1,104.24
September	1,282.71	1,436.51	1,040.94	815.28	995.97
October	1,362.93	1,429.40	1,059.78	885.76	1,050.71
November	1,388.91	1,314.95	1,139.45	936.31	1,058.20
December	1,469.25	1,320.28	1,148.08	879.82	1,111.92

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future levels of the Index. On September 24, 2004, the hypothetical Pricing Date, the closing level of the Index was 1,110.11.

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between S&P and MLPF&S provides that the following language must be stated in this pricing supplement:

“S&P, S&P 500 and Standard & Poor’s are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co.”

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED IN THE INDEX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED IN THE INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED IN THE INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $         per unit (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the Notes equal to       % per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000), increased by the interest previously accrued on the Note. At maturity of a Note , in the event that the actual Supplemental Redemption Amount, if any, exceeds $         per Note (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $         per Note (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $         per Note (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $         per Note) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $         per Note) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of approximately seven years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 3.826% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on September 28, 2004 and were scheduled to mature on September 28, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the sale of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Note)	Total interest deemed to have accrued on Notes as of end of accrual period (per Note)
September 28, 2004 through March 28, 2005	$18.97	$ 18.97
March 29, 2005 through September 28, 2005	$19.49	$ 38.46
September 29, 2005 through March 28, 2006	$19.87	$ 58.33
March 29, 2006 through September 28, 2006	$20.25	$ 78.58
September 29, 2006 through March 28, 2007	$20.63	$ 99.21
March 29, 2007 through September 28, 2007	$21.03	$120.24
September 29, 2007 through March 28, 2008	$21.43	$141.67
March 29, 2008 through September 28, 2008	$21.84	$163.51
September 29, 2008 through March 28, 2009	$22.26	$185.77
March 29, 2009 through September 28, 2009	$22.68	$208.45
September 29, 2009 through March 28, 2010	$23.12	$231.57
March 29, 2010 through September 28, 2010	$23.56	$255.13
September 29, 2010 through March 28, 2011	$24.01	$279.14
March 29, 2011 through September 28, 2011	$24.47	$303.61

Hypothetical Projected Supplemental Redemption Amount = $303.61 per Note.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions.

The U.S. Department of Labor has granted ML&Co. an administrative exemption (Prohibited Transaction Exemption 2000-63, 65 F.R. 76306 (December 6, 2000)) from some of the prohibited transaction rules under ERISA and the related excise tax provisions under Section 4975 of the Code. The exemption applies with respect to (1) the purchase or sale by employee benefit plans (“Plans”), other than Plans sponsored by ML&Co. or its affiliates, of Notes, and (2) the extension of credit by the Plans to ML&Co. and its affiliates in connection with the holding of the Notes.

In order to qualify for the exemption, certain conditions, including but not limited to the following, must be met:

•  The decision to invest in the Notes is made by a Plan fiduciary (or a participant in a Plan that provides for participant-directed investments) which is independent of ML&Co.

•  ML&Co. does not have any discretionary authority or control or provide any investment advice with respect to the Plan assets involved in the Notes transactions.

•  The Plans pay no fees or commissions to us or our affiliates in connection with the Notes transactions, other than certain principal mark-ups.

•  A Plan generally should not invest more than 15 percent of the Plan’s assets (at the time of the acquisition) in any of the Notes.

•  The terms of a Plan’s investment in the Notes are at least as favorable to the Plan as those available to an unrelated non-Plan investor in a comparable arm’s length transaction at the time of the acquisition.

If either of the following events occur, the investment will cease to qualify for the exemption.

•	The Notes are no longer quoted on the Nasdaq and are not listed on the NYSE or the AMEX.

•	The Notes are no longer rated in one of the three highest generic rating categories by at least one nationally-recognized statistical rating service at the time of their acquisition.

For a complete description of conditions, please review the full text of the exemption granted to ML&Co. You may obtain a copy of the exemption by submitting a written request for this information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, corporatesecretary@exchange.ml.com. Prospective Plan investors are encouraged to consult with their legal advisors regarding the impact of ERISA and the Code, the applicability of the exemption and the potential consequences in their specific circumstances of an investment in Notes.

Each Plan investor by its purchase of any Note on behalf of any Plan, represents on behalf of itself and the Plan, that the acquisition, holding and any subsequent disposition of the Note will not result in a violation of ERISA, the Code or any other applicable law or regulation.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated herein by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003 and June 25, 2004 and June 27, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarters ended March 26, 2004 and June 25, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because none of those reports is a “report” or “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Adjusted Ending Value	PS-4
Adjustment Factor	PS-4
Business Day	PS-14
Calculation Day	PS-11
Calculation Period	PS-11
Index	PS-3
Index Business Day	PS-11
Market Disruption Event	PS-13
Notes	PS-1
Pricing Date	PS-4
principal amount	PS-4
Starting Value	PS-4
successor index	PS-14
Supplemental Redemption Amount	PS-4

$

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Principal Protected Notes Linked to the S&P 500® Index

due October     , 2011

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

October     , 2004